SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	September	2006
Commission File Number	000-23464
Hummingbird Ltd.
(Translation of registrant’s name into English)
1 Sparks Avenue, Toronto, Ontario, Canada M2H 2W1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release dated September 5, 2006 (“UK TOP 20 LAW FIRM, SHOOSMITHS SELECTS HUMMINGBIRD ENTERPRISE™ FOR LEGAL TO GAIN OPERATIONAL EFFICIENCIES AND STREAMLINE WORKING PROCESSES”)
2	News Release dated September 12, 2006 (“HUMMINGBIRD ENTERPRISE™ RECEIVES NATIONAL ARCHIVES APPROVAL FROM THE UK GOVERNMENT”)
3	News Release dated September 15, 2006 (“HUMMINGBIRD LTD. SHAREHOLDERS APPROVE ACQUISITION BY A WHOLLY-OWNED SUBSIDIARY OF OPEN TEXT CORPORATION ”)
4	Report of Voting results dated September 18, 2006
5	News Release dated September 21, 2006 (“HEARING RESCHEDULED IN RESPECT OF FINAL COURT APPROVAL OF HUMMINGBIRD LTD. ARRANGEMENT”)
6	News Release dated September 26, 2006 (“HUMMINGBIRD LTD. OBTAINS FINAL ORDER APPROVING ARRANGEMENT”)

Document 1

UK Top 20 Law firm, Shoosmiths Selects Hummingbird Enterprise™ for Legal to Gain Operational Efficiencies and Streamline Working Processes

Hummingbird to provide a complete ECM solution comprising document, records and Web content management; Shoosmiths will be among the first law firms in the UK to deploy Hummingbird Enterprise™ DM v6 document management system

Toronto, Ontario and London, England – September 5, 2006 – Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that top 20 UK Law Firm, Shoosmiths, has selected Hummingbird Enterprise™ for Legal to actively manage the lifecycle of the firm’s content.

With over 1,200 users in offices throughout the UK, Shoosmiths values client service innovation and delivery, underpinned by transparent and compliant working practices. In order to achieve these objectives, the firm recognizes the need for a centralized suite of integrated products to consolidate electronic and physical file management; from new client and document creation, through to records declaration and retention. Following an extensive evaluation process and comparisons with similar solutions, Hummingbird Enterprise for Legal was selected for immediate implementation.

Shoosmiths’ requirement for a full matter lifecycle solution and their desire to work with a financially stable vendor were key factors in the selection of Hummingbird. “The current pattern of consolidation within the ECM arena will unfortunately lead to the marginalization of smaller players. In selecting an ECM partner for Shoosmiths, we wanted to be sure they would be around for years to come,” said David Bason, IS Director at Shoosmiths. “Our project objectives are to streamline our document production processes, nurture collaborative working, and manage the storage and retention of the firm’s electronic and physical records.”

The deployed solution will enable the firm to manage content within a matter-centric framework closely integrated with other systems so lawyers and secretaries can leverage the system in a manner that is empathetic to their way of working. For lawyers, this will involve gathering content around clients and matters; for secretaries it will provide greater flexibility around the creation and management of documents.

Shoosmiths were impressed by the new features and functionalities contained within Hummingbird Enterprise™ DM v6 (DM6). “Speed and resilience were key considerations for us in selecting a DMS, and DM6 scored highly on both counts,” added Bason. “Although our policy will be to customize as little as possible we were also comforted by the flexibility and extensibility afforded us by DM6. Hummingbird has obviously invested heavily in the development of DM6 and the results are evident. We have worked with Hummingbird for a number of years and have already established excellent working relationships. Shoosmiths has ambitious growth aspirations and we are confident the Hummingbird solution will meet the growing needs of the firm.”

Shoosmiths joins a growing number of UK law firms that have recently selected DM6. Although the solution can be applied to any type of organization it comes with a standard legal configuration that provides matter-centric working and sits comfortably within the daily working practices of fee-earners. DM6 contains Content Drive™, a feature unique to Hummingbird that provides unparalleled speed and performance making it ideal for firms with multiple offices connected by WAN links.

In addition to DM6, Shoosmiths will deploy LegalKey® Records Management™, another core component of Hummingbird Enterprise for Legal, to manage the declaration, retention and destruction of the firm’s electronic and physical records, ensuring regulatory compliance obligations are met. Hummingbird’s RedDot Content Management System will also be deployed by the firm to manage internet and intranet content.

“The Hummingbird product and skill set stood above the competition due to the professional approach taken by the sales and consultancy team and the investment Hummingbird has made into R&D to provide an innovative perspective on managing the document lifecycle,” said Bason. “We were particularly impressed with the level of experience with regards to compliance and risk management, ensuring future projects such as new business intake will be well integrated and the highest level of expertise will be available.

“We view Hummingbird as a financially sound organization, with a solid growth strategy. The management team at Shoosmiths are therefore comfortable in pursuing a long term partnership as we are confident such a relationship will positively affect our business,” adds Bason.

“The impact of DM6 in the legal market shows a significant step forward within the information management space,” said Yuri Frayman, Vice President, Legal Business Solutions, Hummingbird Ltd.  “An innovative document management tool that sits within a suite of legal specific compliance tools enables firms to proactively manage compliance and risk. We welcome Shoosmiths as a client and key partner.”

About Hummingbird Enterprise™ for Legal

Hummingbird Enterprise for Legal, with LegalKEY® practice support solutions, provides an end-to-end proactive compliance framework to ensure that information is properly captured, reviewed, utilized and stored throughout the lifecycle of a matter -- from initial client/matter intake through to final disposition. Hummingbird Enterprise for Legal includes: New Business Intake, Conflicts Management, Document Management, Records Management and Critical Dates Management systems, all tailored specifically to the way that information flows and is used in law firms. More than 65% of the AMLAW 100, and nine of the top 10 global law firms use Hummingbird. For more information, visit www.hummingbird.com/legal.

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company’s enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird’s ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com.

For more information, please contact:

Dan Coombes Director, Investor Relations Hummingbird Ltd. Tel: 416 496-2200 ext. 6359 daniel.coombes@hummingbird.com	Michele Stevenson Senior Manager, Corporate Communications Hummingbird Ltd. Tel: 416 496-2200 ext. 2623 michele.stevenson@hummingbird.com
Hummingbird UK Contact: Sally Bellwood Marketing Manager Hummingbird Legal Solutions Ltd Tel: (07919) 333482 sally.bellwood@hummingbird.com

Document 2

Hummingbird Enterprise™ Receives National Archives Approval from the UK Government

Latest approval bolsters Hummingbird’s standing as the premier provider of government and compliance solutions worldwide having passed rigorous testing requirements in the U.S., UK and Australia

Toronto, Ontario and London, England – September 12, 2006 – Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions today announced that the Hummingbird Enterprise™ suite has been approved by the UK Government’s National Archives for meeting the requirements for its electronic records management systems (ERMS) program. The premier provider of government and compliance solutions worldwide, Hummingbird Enterprise has also been awarded compliance with the U.S. Department of Defense DoD 5015.2, including the rigorous Chapter 4 security classification requirements, and has recently achieved certification with the Australian Victorian Electronic Records Strategy (VERS).

The National Archives (TNA) is responsible for preserving the records of central government and the courts of law, and giving public access to open records and to the appropriate government departments where the records are closed. The UK government requires that all central government organizations are able to store and retrieve their public records electronically and ensure that the records that are retained and managed electronically can be demonstrated to be reliable and authentic.

TNA’s stringent approval requirements address developments in information legislation and standards including ISO 15489, EU Model Requirements for ERM Systems (MoReq), the e-government interoperability framework (incorporating the ERM metadata standard), Freedom of Information Act 2000 and Data Protection Act 1998.

“Hummingbird provides government departments around the world with a leading-edge enterprise content management solution that is built on a secure, feature-rich, standards-compliant records management foundation,” said Barry Litwin, President and Chief Executive Officer, Hummingbird Ltd. “Achieving approval against the UK TNA’s demanding functional requirements is testament to our dedication to be the leading global provider of government and compliance solutions.”

The Hummingbird Enterprise Records Management solution works in tandem with the entire Hummingbird Enterprise content management suite. When combined with records management methodologies and best practices, RM helps establish comprehensive lifecycle management of paper and electronic records. Hummingbird customers from Federal, Central, provincial/state and local government agencies worldwide are empowered with the ability to manage records and other knowledge assets with an infrastructure that supports e-government and compliance initiatives.

Hummingbird is the leading provider of e-government solutions in the UK. Hummingbird is also the UK’s largest supplier of integrated enterprise document and records management systems (EDRMS), with one of the largest dedicated EDRMS Professional Service teams. Government organizations and agencies throughout the UK are using Hummingbird products to replace paper, streamline business processes, and reduce risk and cost.

Hummingbird’s Whole of Government Successes

In Canada, Hummingbird Enterprise is the standard across all Federal Departments for the Canadian government’s Records, Document and Information Management System (RDIMS). Hummingbird partnered with CGI Group Inc., the largest Canadian independent information technology (IT) services firm, to integrate RDIMS, a Government of Canada shared-system initiative that allows employees to capture, manage, store, preserve, protect and retrieve document-based information.

The Australian State of Queensland selected Hummingbird as the whole-of-government software supplier for its Electronic Document and Records Management System (eDRMS), following a detailed tender and vendor evaluation process. Together with business partner, LogicaCMG, Hummingbird will provide the technology to support a standardized eDRMS, across Queensland State Government operations.

Hummingbird has also been chosen as a vendor of record to provide Records/Document Management System (R/DMS) Solutions and Services for the Government of Ontario under Vendor Of Record (VOR) 1007-05 (R/DMS Solutions). The R/DMS Solutions are defined by the Government of Ontario as Document Management, Imaging, Workflow and Records Management solutions.

For more information about the Hummingbird Enterprise records management solution, visit:

http://www.hummingbird.com/products/enterprise/rm/index.html

About Hummingbird Enterprise™

Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company’s enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird’s ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

Hummingbird contacts:

Dan Coombes Director, Investor Relations Tel: 416- 496-2200 ext. 6359 dan.coombes@hummingbird.com	Michele Stevenson Senior Manager, Corporate Communications Tel: 416-496-2200, ext. 2623 michele.stevenson@hummingbird.com

Hummingbird UK Contact:

Jill Wells

Director, Marketing Operations EMEA

Hummingbird Ltd.

Tel: +44 (0) 118 978 2800

Fax: +44 (0) 118 978 2700

jill.wells@hummingbird.com

Document 3

HUMMINGBIRD LTD. SHAREHOLDERS APPROVE ACQUISITION BY A WHOLLY-OWNED SUBSIDIARY OF OPEN TEXT CORPORATION

TORONTO, ON – September 15, 2006 – Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) announced today that its shareholders have overwhelmingly approved Open Text’s (NASDAQ: OTEX, TSX: OTC) proposed acquisition of Hummingbird by way of plan of arrangement at a price of US$27.85 per share. At a special meeting of the Company’s shareholders held this morning, shareholders representing more than 56.9 percent of all shares outstanding and 99.9 percent of all votes cast voted in favour of the transaction, significantly exceeding the required 66? percent of the votes cast.

The closing of the transaction is subject to court approval in Canada as well as the satisfaction or waiver of the other conditions specified in the arrangement agreement between Hummingbird, Open Text and a subsidiary of Open Text. Hummingbird will now seek final court approval for the arrangement on Friday, September 22, 2006. If court approval is obtained and the other conditions to closing are satisfied or waived, the transaction is expected to close on or about October 3, 2006.

About Hummingbird

Hummingbird (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company’s enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird’s ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com.

Forward-Looking Statements

Forward-looking statements in this press release, including statements relating to the date of court approval and the closing date for the transaction, are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to Hummingbird. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to Hummingbird’s ability to close the transaction in the time period anticipated, if at all, which is dependent upon Hummingbird’s ability to receive the requisite regulatory approvals and to comply with the closing conditions to the transactions, some of which are beyond Hummingbird’s control. Forward-looking statements are based on management’s current plans, estimates, opinions and projections, and Hummingbird does not assume any obligation to update forward-looking statements if assumptions related to these plans, estimates, opinions and projections should change.

For further information, please contact:

Inder Duggal Chief Financial Officer Hummingbird Ltd. Tel: (416) 496-2200 ext.2205 inder.duggal@hummingbird.com	Dan Coombes Director, Investor Relations Hummingbird Ltd. Tel: (416) 496-2200 ext. 6359 daniel.coombes@hummingbird.com

Michele Stevenson Senior Manager, Corporate Communications Hummingbird Ltd. Tel: (416) 496-2200 ext. 2623 michele.stevenson@hummingbird.com

Document 4

HUMMINGBIRD LTD.

Voting Results

(Section 11.3 of National Instrument 51-102)

This report describes the matters voted upon and the outcome of the votes at the Special Meeting of Shareholders of Hummingbird Ltd. (the “Corporation”) held on Friday, September 15, 2006. The matters set out below are described in greater detail in the Notice of Special Meeting and Management Information Circular dated August 18, 2006 (the “Circular”).

The following matters were put to a vote by ballot:

Matter

Special Resolution approving the arrangement under section 192 of the Canada Business Corporations Act involving the Corporation, Open Text Corporation and 6575064 Canada Inc. in the form attached as Appendix A to the Circular.

Outcome of Vote

Total Votes		Percentage of Votes Cast
Votes for	10,004,803	99.86
Votes Against	14,052	0.14
Total Votes Cast	10,018,855	100%

Accordingly, the Special Resolution was approved by at least 66 2/3% of votes cast.

Matter

Ordinary Resolution ratifying the issuance of options to acquire 50,000 common shares to each of Hadley C.

Ford, John B. Wade III and John A. MacDonald on March 3, 2006.

Outcome of Vote

Total Votes		Percentage of Votes Cast
Votes for	8,423,532	91.03
Votes Against	830,473	8.97
Total Votes Cast	9,254,005	100%

Accordingly, the Ordinary Resolution was approved by a majority of votes cast.

Toronto, Ontario, September 18, 2006.

HUMMINGBIRD LTD.

By: /S/ Inder P.S. Duggal

Inder P.S. Duggal

Chief Financial Officer

and Corporate Secretary

Document 5

Hearing Rescheduled in Respect of Final Court Approval of Hummingbird Ltd. Arrangement

TORONTO, ON – September 21, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) announced today that the hearing in respect of the final court approval of the proposed arrangement of Hummingbird and a wholly-owned subsidiary of Open Text Corporation (NASDAQ: OTEX, TSX: OTC) has been rescheduled at the request of the Superior Court of Justice of Ontario.

The hearing, which was originally scheduled for Friday, September 22, 2006, will now occur on Tuesday, September 26, 2006, at 10:00 a.m. (Toronto time) in the Superior Court of Justice of Ontario (Commercial List) at 330 University Avenue, Toronto, Ontario. If court approval is obtained and the other conditions to closing are satisfied or waived, the transaction is expected to close on October 2, 2006. The closing of the transaction is subject to court approval in Canada as well as the satisfaction or waiver of the other conditions specified in the arrangement agreement between Hummingbird, Open Text and a subsidiary of Open Text.

About Hummingbird

Hummingbird (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company’s enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird’s ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com.

Forward-Looking Statements

Forward-looking statements in this press release, including statements relating to the closing date for the transaction, are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to Hummingbird. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to Hummingbird’s ability to close the transaction in the time period anticipated, if at all, which is dependent upon Hummingbird’s ability to receive the requisite regulatory approvals and to comply with the closing conditions to the transactions, some of which are beyond Hummingbird’s control. Forward-looking statements are based on management’s current plans, estimates, opinions and projections, and Hummingbird does not assume any obligation to update forward-looking statements if assumptions related to these plans, estimates, opinions and projections should change.

For further information, please contact:

Inder Duggal Chief Financial Officer Hummingbird Ltd. Tel: (416) 496-2200 ext.2205 inder.duggal@hummingbird.com	Dan Coombes Director, Investor Relations Hummingbird Ltd. Tel: (416) 496-2200 ext. 6359 daniel.coombes@hummingbird.com

Michele Stevenson Senior Manager, Corporate Communications Hummingbird Ltd. Tel: (416) 496-2200 ext. 2623 michele.stevenson@hummingbird.com

Document 6

HUMMINGBIRD LTD. OBTAINS FINAL ORDER APPROVING

ARRANGEMENT

TORONTO, ON – September 26, 2006 – Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) announced today that it obtained a final order from the Superior Court of Justice of Ontario approving the previously announced arrangement under which all of Hummingbird’s common shares will be acquired by a wholly-owned subsidiary of Open Text Corporation (NASDAQ: OTEX, TSX: OTC). The transaction is expected to close on October 2, 2006.

About Hummingbird

Hummingbird (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company’s enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird’s ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com.

Forward-Looking Statements

Forward-looking statements in this press release, including statements relating to the closing date for the transaction, are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to Hummingbird. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to Hummingbird’s ability to close the transaction in the time period anticipated, if at all, which is dependent upon Hummingbird’s ability to receive the requisite regulatory approvals and to comply with the closing conditions to the transactions, some of which are beyond Hummingbird’s control. Forward-looking statements are based on management’s current plans, estimates, opinions and projections, and Hummingbird does not assume any obligation to update forward-looking statements if assumptions related to these plans, estimates, opinions and projections should change.

For further information, please contact:

Inder Duggal Chief Financial Officer Hummingbird Ltd. Tel: (416) 496-2200 ext.2205 inder.duggal@hummingbird.com	Dan Coombes Director, Investor Relations Hummingbird Ltd. Tel: (416) 496-2200 ext. 6359 daniel.coombes@hummingbird.com

Michele Stevenson Senior Manager, Corporate Communications Hummingbird Ltd. Tel: (416) 496-2200 ext. 2623 michele.stevenson@hummingbird.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUMMINGBIRD LTD.
(Registrant)
Date:	September 29, 2006	By:	/S/ INDER P.S. DUGGAL
Name: Inder P.S. Duggal Title: Chief Financial Officer, Secretary and Treasurer